UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 3Q15 PASSENGER TRAFFIC UP 15.19% YOY

México D.F., October 22, 2015, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and nine-month periods ended September 30, 2015.

3Q15 Highlights1:

•	EBITDA[2] increased by 29.93% to Ps. 1,143.22 million
•	Total passenger traffic was up 15.19%
•	Total revenues increased by 47.79%, reflecting increases of 20.19% in aeronautical revenues, 32.34% in non-aeronautical revenues, and 227.77% in construction services revenues
•	Commercial revenues per passenger increased by 15.89% to Ps.82.79
•	Operating profit increased by 33.91%
•	EBITDA margin was to 52.62% compared with 59.86% in 3Q14

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2015, and the equivalent three- and nine-month periods ended September 30, 2014. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps. 16.9053

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 3Q15, Page 1 of 18

Passenger Traffic

Total passenger traffic for 3Q15 increased year-over-year by 15.19%, reflecting growth of 13.89% in domestic passenger traffic and 16.54% in international passenger traffic.

The 13.89% increase in domestic passenger traffic was driven by increases at all of ASUR’s airports. The 16.54% growth in international passenger traffic resulted mainly from an increase of 17.53% in traffic at Cancun airport.

Passenger traffic for 9M15 increased by 13.93%, reflecting growth of 14.73% in domestic passenger traffic driven by increases at all of ASUR’s airports, and 13.31% in international passenger traffic primarily resulting from an increase at Cancun airport.

Table I: Domestic Passengers (in thousands)

Airport	3Q14	3Q15	% Change	9M14	9M15	% Change
Cancún	1,681.9	1,839.6	9.38	4,098.4	4,523.7	10.38
Cozumel	23.1	27.6	19.48	59.2	73.6	24.32
Huatulco	107.1	144.7	35.11	292.7	390.7	33.48
Mérida	336.8	404.7	20.16	956.8	1,118.7	16.92
Minatitlán	57.5	64.1	11.48	165.4	182.5	10.34
Oaxaca	128.9	161.6	25.37	346.3	433.9	25.30
Tapachula	38.3	67.5	76.24	113.8	182.4	60.28
Veracruz	279.2	309.3	10.78	775.1	872.7	12.59
Villahermosa	275.2	315.6	14.68	759.1	903.4	19.01
TOTAL	2,928.0	3,334.7	13.89	7,566.88	8,681.6	14.73

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q14	3Q15	% Change	9M14	9M15	% Change
Cancún	2,644.0	3,107.6	17.53	9,127.9	10,427.6	14.24
Cozumel	85.9	90.6	5.47	352.0	366.9	4.23
Huatulco	5.0	3.5	(30.00)	80.0	79.5	(0.62)
Mérida	29.9	31.3	4.68	88.7	88.5	(0.23)
Minatitlán	2.6	2.9	11.54	6.6	7.5	13.64
Oaxaca	15.1	18.2	20.53	44.8	49.9	11.38
Tapachula	3.0	2.8	(6.67)	9.0	8.4	(6.67)
Veracruz	23.9	24.3	1.67	66.1	63.9	(3.33)
Villahermosa	18.5	14.6	(21.08)	49.1	39.5	(19.55)
TOTAL	2,827.9	3,295.7	16.54	9,824.2	11,131.7	13.31

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q15, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	3Q14	3Q15	% Change	9M14	9M15	% Change
Cancún	4,325.9	4,947.2	14.36	13,226.3	14,951.3	13.04
Cozumel	109.0	118.2	8.44	411.2	440.5	7.13
Huatulco	112.1	148.2	32.20	372.7	470.2	26.16
Mérida	366.7	436.0	18.90	1,045.5	1,207.2	15.47
Minatitlán	60.1	67.0	11.48	172.0	190.0	10.47
Oaxaca	144.0	179.8	24.86	391.1	483.8	23.70
Tapachula	41.3	70.3	70.22	122.8	190.8	55.37
Veracruz	303.1	333.6	10.06	841.2	936.6	11.34
Villahermosa	293.7	330.2	12.43	808.2	942.9	16.67
TOTAL	5,755.9	6,630.4	15.19	17,391.0	19,813.3	13.93

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q15

Total revenues for 3Q15 rose year-over-year by 47.79% to Ps.2,172.41 million, mainly due to increases of:

•	20.19% in revenues from aeronautical services, mainly as a result of the 15.19% increase in passenger traffic;

•	32.34% in revenues from non-aeronautical services, principally reflecting the 33.46% increase in commercial revenues detailed below.

•	227.77% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 33.46% year-over-year in 3Q15, principally due to a 15.19% increase in total passenger traffic. There were increases in revenues from the following activities:

•	36.40% in retail operations;
•	38.17% in duty free;
•	16.42% in food and beverage;
•	50.74% in car rental revenues;
•	52.68% in other revenue;
•	15.97% in advertising.
•	17.61% in parking lot fees;
•	50.47% in banking and currency exchange services;
ASUR 3Q15, Page 3 of 18

•	16.39% in ground transportation; and
•	34.15% in teleservices.

Retail and Other Commercial Space
Opened since September 30, 2014

Business Name	Type	Opening Date
Cancun
Abito	Retail	November 2014
Banamex (4 ATMs)	Banking	November 2014
AY GUEY	Retail	December 2014
Cinco Soles (T2)	Retail	December 2014
Kipling	Retail	December 2014
Lacoste	Retail	December 2014
MOBO	Retail	December 2014
Sunglass Hut	Retail	December 2014
Lomas Travel	Tour Operator	December 2014
Farmacias	Retail	December 2014
Prisonart	Retail	February 2015
Cinco Soles (T2)	Retail	February 2015
Banamex (1 ATM)	Banking	February 2015
Iberoservice Mexico	Tour Operator	February 2015
Sunglass Hut	Retail	March 2015
Kipling	Retail	June 2014
Banamex	Banking	August 2015
Banamex	Banking	August 2015
Star Island café	Food & Beverage	August 2015
Gasolinera	Gas Station	September 2015
Merida
Banamex	Banking	October 2014
Salon VIP	Business Lounge	October 2014
Watch my watch	Retail	September 2015
Veracruz
Banamex	Banking	November 2014
Villahermosa
Salon VIP	Business Lounge	October 2014
Banamex	Banking	November 2014
Cozumel
Secure Wrap	Retail	December 2014
Banamex	Banking	December 2014
NLG Services	Business Lounge	December 2014
Oaxaca
Banamex	Banking	December 2014
Alamo	Car Rental	December 2014

ASUR 3Q15, Page 4 of 18

Business Name	Type	Opening Date
Huatulco
Banamex	Banking	October 2014
Minatitlan
Salon VIP	Business Lounge	February 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 3Q15

	3Q14	3Q15	% Change
Total Passengers (‘000)	5,797	6,676	15.16
Total Commercial Revenues	414,166	552,735	33.46
Commercial revenues from direct operations (1)	101,934	101,072	(0.85)
Commercial revenues excluding direct operations	312,232	451,663	44.66

	3Q14	3Q15	% Change
Total Commercial Revenue per Passenger	71.44	82.79	15.89
Commercial revenue from direct operations per passenger (1)	17.58	15.14	(13.88)
Commercial revenue per passenger (excluding direct operations)	53.86	67.65	25.60

Note: For purposes of this table, approximately 44,410 and 45,400 transit and general aviation passengers are included in 3Q14 and 3Q15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, when advertising sales were concessioned to a third party.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 3Q15, ASUR recognized Ps.550.22 million in revenues from “Construction Services,” a year-on-year increase of 227.77% reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that results from an increase in Construction Revenues does not result in a corresponding increase in EBITDA.

ASUR 3Q15, Page 5 of 18

Total operating costs and expenses for 3Q15 rose 62.89% year-over-year, primarily due to the following increases:

•	227.77% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	9.77% in cost of services, mainly due to higher professional and software license fees, as well as maintenance and security expenses. The increase in cost of sales derived from the convenience stores directly operated by ASUR also contributed to this increase.

•	3.17% in depreciation and amortization, resulting mainly from capitalized investments;

•	25.16% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	29.93% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	3.13% in administrative expenses, principally reflecting higher travel, marketing and professional fees.

Table V: Operating Costs and Expenses for 3Q15

	3Q14	3Q15	% Change
Cost of Services	271,516	298,053	9.77
Administrative	44,735	46,134	3.13
Technical Assistance	46,340	60,211	29.93
Concession Fees	59,583	74,572	25.16
Depreciation and Amortization	114,001	117,618	3.17
Operating Costs and Expenses Excluding Construction Services	536,175	596,588	11.27
Construction Costs	167,869	550,225	227.77
TOTAL	704,044	1,146,813	62.89

Operating margin for the quarter was 47.21% compared with 52.10% in 3Q14, reflecting increases of 62.89% in expenses and 47.79% in revenues.

Comprehensive Financing Gain (Loss) for 3Q15 was a Ps.74.32 million loss, compared to a Ps.21.74 million loss in 3Q14. This was mainly the result of a Ps.85.7 million foreign exchange loss in 3Q15 due to the 7.77% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to a depreciation of 3.56% in 3Q14.

ASUR 3Q15, Page 6 of 18

In addition, in 3Q15 ASUR recognized a Ps.139.97 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the stockholders’ equity derived from the depreciation of the peso against the U.S. dollar.

Table VI: Comprehensive Financing Result (Cost)

	3Q14	3Q15	Change	% Change
Interest income	33,356	35,738	2,382	7.14
Interest expenses	(20,578)	(24,393)	(3,815)	(18.54)
Foreign exchange gain (loss), net	(34,513)	(85,664)	(51,151)	(148.21)
Total	(21,735)	(74,319)	(52,584)	(241.93)

Income (Loss) from Equity Investment in Joint Venture

During 3Q15, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.10.15 million. In addition, ASUR recorded a Ps.139.97 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar in 3Q15. In 3Q14, ASUR reported a net gain of Ps.21.31 million from our equity in the income of Aerostar and a Ps.51.24 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 3Q15, total passenger traffic at SJU airport increased 1.48% to 2,218,457 from 2,185,919 in 3Q14.

Income Taxes

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 3Q15 increased by Ps.71.59 million year-over-year, principally due to the following factors:

•	A Ps.78.75 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports.

•         A Ps.7.45 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the fiscal tax balance.

ASUR 3Q15, Page 7 of 18

Net income for 3Q15 increased by 21.39% to Ps.705.74 million from Ps.581.37 million in 3Q14. Earnings per common share for the quarter were Ps.2.3525, or earnings per ADS (EPADS) of US$1.3916 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.9379, or EPADS of US$1.1463 for the same period last year. This principally reflects the 15.19% increase in passenger traffic. During 3Q15, ASUR reported a Ps.10.15 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.21.31 million in the same period in 2014.

Table VII: Summary of Consolidated Results for 3Q15

	3Q14	3Q15	% Change
Total Revenues	1,469,941	2,172,413	47.79
Aeronautical Services	831,410	999,306	20.19
Non-Aeronautical Services	470,662	622,882	32.34
Commercial Revenues	414,166	552,735	33.46
Total Revenues Excluding Construction Services	1,302,072	1,622,188	24.59
Construction Services	167,869	550,225	227.77
Operating Profit	765,897	1,025,600	33.91
Operating Margin %	52.10%	47.21%	(9.38%)
EBITDA	879,898	1,143,218	29.93
EBITDA Margin %	59.86%	52.62%	(12.09%)
Net Income	581,374	705,743	21.39
Earnings per Share	1.9379	2.3525	21.39
Earnings per ADS in US$	1.1463	1.3916	21.39

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.16.9053.

Consolidated Results for 9M15

Total revenues for 9M15 increased year-over-year by 45.20% to Ps.6,089.44 million, mainly due to the following increases:

•	19.45% in revenues from aeronautical services as a result of the 13.93% increase in passenger traffic during the period;

•	25.65% in revenues from non-aeronautical services, mainly due to the 26.51% increase in commercial revenues detailed below; and

•	441.36% in construction services due to higher capital investments made during the period.

Commercial revenues for 9M15 rose by 26.51% year-over-year, principally as a result of revenue increases in the following areas:

•         29.13% in retail operations;

ASUR 3Q15, Page 8 of 18

•         22.59% in duty-free stores;

•         22.47% in food and beverage;

•         30.90% in car rentals;

•	40.19% in other income;
•	22.07% in advertising;

•         21.84% in parking lot fees;

•         30.72% in banking and currency exchange services;

•         22.03% in ground transportation services; and

•         30.85% in teleservices.

Table VIII: Commercial Revenues per Passenger for 9M15

	(9M14	9M15	% Change
Total Passengers *(‘000)	17,526	19,962	13.90
Total Commercial Revenues	1,299,900	1,644,489	26.51
Commercial revenues from direct operations (1)	311,558	329,719	5.83
Commercial revenues excluding direct operations	988,342	1,314,770	33.03

	9M14	9M15	% Change
Total Commercial Revenue per Passenger	74.17	82.38	11.07
Commercial revenue from direct operations per passenger (1)	17.78	16.52	(7.09)
Commercial revenue per passenger (excluding direct operations)	56.39	65.86	16.79

* For purposes of this table, approximately 134,900 and 148,500 transit and general aviation passengers are included for 9M14 and 9M15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, when advertising sales were concessioned to a third party.

Total operating costs and expenses for 9M15 rose by 65.33% year-on-year, primarily due to the following increases:

•	441.36%s in construction costs, resulting from higher committed improvements made to concessioned assets during the period;

•         7.26% in cost of services, principally due to software license and professional fees, higher maintenance, and security expenses. The increase also reflects higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR;

ASUR 3Q15, Page 9 of 18

•	2.94% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•	21.64% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee);

•         26.28% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         12.38% in administrative expenses, principally reflecting lower professional fees in 9M14 resulting from the reversal of the expense provision in connection with the Master Development Plan. Higher marketing expenses in connection with participation at international fairs and office leases also contributed to the increase.

Table IX: Operating Costs and Expenses for 9M15

	9M14	9M15	% Change
Cost of Services	802,644	860,948	7.26
Administrative	128,871	144,830	12.38
Technical Assistance	142,457	179,893	26.28
Concession Fees	180,763	219,889	21.64
Depreciation and Amortization	339,758	349,755	2.94
Operating Cost and Expenses Excluding Construction Services	1,594,493	1,755,315	10.09
Construction Costs	234,260	1,268,181	441.36
TOTAL	1,828,753	3,023,496	65.33

Operating margin was 50.35% in 9M15 compared with 56.39% in the year-ago period. This was mainly the result of the 65.33% increase in operating expenses which more than offset the 45.20% increase in revenues for the period.

Comprehensive Financing Gain (Loss) for 9M15 was a Ps.109.40 million loss, compared to an Ps.8.22 million loss in 9M14, principally due to a Ps.151.34 million foreign exchange loss in 9M15 resulting from the impact of the 14.68% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position. This compares with a Ps.27.57 million foreign exchange loss in 9M14 resulting from the impact of the 2.67% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Furthermore, ASUR reported a Ps.245.91 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

ASUR 3Q15, Page 10 of 18

Interest income increased by Ps.30.34 million year-on-year as a result of the higher cash balance during the period. Interest expense rose by Ps.7.75 million, reflecting the disbursement of loans secured from BBVA Bancomer and Merrill Lynch.

Table X: Comprehensive Financing Gain (Loss)

	9M14	9M15	Change	% Change
Interest income	80,757	111,094	30,337	37.57
Interest expenses	(61,411)	(69,161)	(7,750)	(12.62)
Foreign exchange gain (loss), net	(27,571)	(151,338)	(123,767)	(448.90)
Total	(8,225)	(109,405)	(101,180)	(1,230.15)

Income (Loss) from Equity Investment in Joint Venture.

During 9M15, our equity in the income of Aerostar was a net income of Ps.64.35 million. In addition, ASUR recorded a Ps.245.91 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar. In 9M14, ASUR reported a net gain of Ps.53.75 million from its equity in the income of Aerostar and a Ps.38.92 million gain in stockholders’ equity resulting from the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU increased 1.09% in 9M15 to 6,677,667 passengers from 6,605,557 during 9M14.

Net income for 9M15 increased by 23.29% to Ps.2,182.90 million. Earnings per common share for the nine-month period were Ps.7.2763 and earnings per ADS (EPADS) were US$4.3042 (one ADS represents ten series B common shares). This compares with Ps.5.9016 per share and EPADS of US$3.4910 for 9M14.

Net income for the year benefitted from the 13.93% increase in passenger traffic and reflects the Ps.64.35 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to a net gain of Ps.53.75 million in 9M14.

ASUR 3Q15, Page 11 of 18

Table XI: Summary of Consolidated Results for 9M15

	9M14	9M15	Change
Total Revenues	4,193,706	6,089,441	45.20
Aeronautical Services	2,482,515	2,965,477	19.45
Non-Aeronautical Services	1,476,931	1,855,783	25.65
Commercial Revenues	1,299,900	1,644,489	26.51
Total Revenues Excluding Construction Services	3,959,446	4,821,260	21.77
Construction Services	234,260	1,268,181	441.36
Operating Profit	2,364,953	3,065,945	29.64
Operating Margin %	56.39%	50.35%	(10.71%)
EBITDA	2,704,711	3,415,700	26.29
EBITDA Margin %	64.49%	56.09%	(13.03%)
Net Income	1,770,494	2,182,901	23.29
Earnings per Share	5.9016	7.2763	23.29
Earnings per ADS in US$	3.4910	4.3042	23.29

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.16.9053

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M15 were Ps.3,041.54 million, resulting in an annual average tariff per workload unit of Ps.150.24. ASUR’s regulated revenues accounted for approximately 55.97% of total income for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On September 30, 2015, airport concessions represented 68.50% of the Company’s total assets, with current assets representing 15.35% and other assets 16.15%.

Cash and cash equivalents on September 30, 2015, were Ps.3,494.58 million, an increase of 22.39% increase from the Ps.2,855.36 million recorded on December 31, 2014.

Shareholders’ equity at the close of 3Q15 was Ps.19,649.90 million and total liabilities were Ps.5,703.41 million, representing 77.50% and 22.49% of total assets, respectively. Deferred liabilities represented 27.83% of ASUR’s total liabilities.

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Total bank debt at September 30, 2015 was Ps.3,621.32 million, including Ps.13.31 million in accrued interest and commissions.

On July 17, 2015, ASUR’s Cancun airport subsidiary agreed to amend and restate the agreement governing its bank loans of US$107.5 million from each of BBVA Bancomer and Bank of America for a total of U.S.$215.0 million. Pursuant to the amended and restated agreement, the loans, which previously matured in 2018, will instead mature in 2022, and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.   In addition, Bank of America and BBVA Bancomer committed to extend additional loans to Cancun airport for US$42.5 million each, for a total of US$85.0 million, which Cancun airport could draw upon until September 2015 and which will amortize on the same schedule as the existing loans. ASUR has not yet drawn upon these funds, and at the close of the quarter the balance of the loans was US$215.0 million.  On September 30, 2015, ASUR executed an extension to withdraw the loans before November 30, 2015. The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 3Q15, ASUR made investments of Ps.658.54 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. Capital expenditures for 9M15 totaled Ps.1,201.67 million.

3Q15 Earnings Conference Call

Day:	Friday, October 23, 2015
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-877-419-6591 (US & Canada) and 1-719-325-4752 (International & Mexico)
Access Code:	2269946
Please dial in 10 minutes before the scheduled start time.
Replay:	Friday, October 23, 2015 at 1:00 PM US ET, ending at midnight US ET on Friday, October 30, 2015. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 2269946

ASUR 3Q15, Page 13 of 18

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 22, 2015